SCHEDULE 13D/A
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                  Amendment No. 1
                                    --------
                          CHINA WORLD TRADE CORPORATION
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                                (Name of Issuer)
                          Common Stock, $0.001 par value
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                         (Title of Class of Securities)
                                    90210r305
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                                 (CUSIP Number)

                                 Tsang Chi Hung
                    Unit No. 1217, 12/F The Metropolis Tower
                            No. 10 Metropolis Drive
                          Hunghom, Kowloon, Hong Kong

                                With a copy to:

                      Heller Ehrman White & McAuliffe
                        35th Floor, One Exchange Square
                           8 Connaught Place, Central
                                   Hong Kong
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90210R305
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         1        NAME OF REPORTING PERSONS S.S.
                  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Tsang Chi Hung
                  I.R.S. No.:  Not applicable
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  PF
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  People's Republic of China
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  17,761,103 (includes Shares of Common Stock issuable
                  upon exercise of 10,000,000 warrants)
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER

                  17,761,103 (includes Shares of Common Stock issuable upon exercise of 10,000,000 warrants)
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                  17,761,103 (includes Shares of Common Stock issuable
                  upon exercise of 10,000,000 warrants)
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN
                  SHARES*
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  approx. 71.82%
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         14       TYPE OF REPORTING PERSON*
                  IN
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         *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Statement to Schedule 13D

Item 1.  Security and Issuer.

     Security: This statement relates to the Common Stock, par value US$0.001 per share (the "Shares") of China World trade Corporation (the "Issuer").

     The address of the principal executive office of the Issuer is 4th Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, P.R.C. 510620.

     (a) The name of the person filing this statement on Schedule 13D is Tsang Chi Hung ("The Reporting Person").

     (b) The Reporting Person's business address is Unit no. 1217, 12/F The Metropolis Tower, No. 10 Metropolis Drive, Hunghom, Kowloon, Hong Kong, SAR.

     (c) The Reporting Person's principal occupation is property development and private investment.

     (d) During the past five (5) years, The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations as similar misdemeanors).

     (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of The People's Republic of China.


Item 3.  Source and Amount of Funds or Other Consideration


         On January 24, 2003, pursuant to a share exchange agreement ("Share Exchange Agreement") dated December 17, 2002, entered into between The Reporting Person and the Issuer, the Reporting Person acquired 4,000,000 shares of common stock ("Shares") of the Issuer and warrants (the "Warrants") to purchase an additional 4,000,000 Shares. The Warrants are exercisable within two years of their issue at an exercise price of US$0.92 per Share. In exchange for the 4,000,000 Shares and the Warrants, the Reporting Person transferred to the Issuer all the issued and outstanding share capital in General Business Network (Holdings) Ltd, a Hong Kong company, which was beneficially owned by the Reporting Person.


         On December 5, 2003, pursuant to an acquisition agreement ("Acquisition Agreement") dated November 19, 2003, entered into between The Reporting Person and the Issuer, the Reporting Person acquired 3,000,000 Shares of the Issuer and warrants (the "2003 Warrants") to purchase an additional 6,000,000 Shares for a total consideration of US$1,800,000 (or US$0.60 per Share). The 2003 Warrants are exercisable from and after December 5, 2003 until December 1, 2005 at an exercise price of US$0.75 per Share. As consideration for the 3,000,000 Shares and the 2003 Warrants, the Reporting Person assigned to the Issuer the after tax rental income from property owned by the Reporting Person located at 21st to 23rd Floor of Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou 510620, PRC for a five year period commencing on December 1, 2003 and ending on November 30, 2008, the present value of which was estimated to be US$1,800,000.


     Pursuant to a Settlement Agreement dated December 5, 2003, entered into between the Reporting Person and the Issuer, on December 5, 2003 the Reporting Person converted US$456,661.73, which was previously advanced to the Issuer by the Reporting Person, into 761,103 Shares.

Item 4.  Purpose of Transaction


         The Reporting Person entered into the above mentioned transaction to acquire the aggregate 7,761,103 Shares, the Warrants and the 2003 Warrants for investment purposes. The Shares, the Warrants and the 2003 Warrants were acquired pursuant to the Share Exchange Agreement, the Acquisition Agreement and the Settlement Agreement, respectively as described in Item 3 above.

         The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.

         Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a) - (i) above.

Item 5.  Interest in Securities of the Issuer

     (a) As of December 5, 2003, the Reporting Person may be deemed to be the beneficial owner of 17,761,103 Shares, consisting of 7,761,103 Shares currently issued and outstanding and 10,000,000 Shares that may be acquired upon the exercise of the warrants and 2003 Warrants held by the Reporting Person. The table below sets forth the aggregate number of Shares and the percentage of Issuers outstanding Shares beneficially owned by the Reporting Person (assuming the exercise of the warrants and the 2003 Warrants).

                         Number of Share           Percentage of Total


Mr. Tsang Chi Hung        17,761,103                71.82%



(b) The Reporting Person holds the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the Shares set forth in paragraph (a) above.

(c) Except for the acquisition of the 3,761,103 Shares and the 2003 Warrants described in Item 3 above, the Reporting Person has not engaged in any transactions with respect to any securities of the Issuer during the past sixty (60) days.


(d)      and (e) Not Applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Other than as described in Item 3 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits


EXHIBIT NO.               DESCRIPTION


     4.1*  Warrants  dated  January 24, 2003,  issued by the Issuer to Tsang Chi
Hung


     4.2* Share Exchange Agreement dated December 17, 2002 between the Issuer and Tsang Chi Hung


     4.3# Warrants dated December 5, 2003 issued by the Issuer to Tsang Chi Hung


     4.4# Acquisition Agreement dated November 19, 2003 between the Issuer and Tsang Chi Hung

     4.5# Settlement Agreement dated December 5, 2003, between the Issuer and Tsang Chi Hung


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* Previously filed with the Securities and Exchange Commission as Exhibits to, and incorporated by reference from, the Issuer's Form 8-K filed on March 3, 2003.

# Previously filed with the Securities and Exchange Commission as Exhibits to, and incorporated by reference from, the Issuer's Form 8-K filed on December 15, 2003



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:  December 15, 2003



                                                        /s/ TSANG CHI HUNG
                                                         ____________________
                                                         Name:  Tsang Chi Hung